June 5, 2019 Via EDGAR and e-mail Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Re:	Alaia Market Linked Trust, Series 1-6 Registration Statement on Form S-6 Filed June 5, 2019 File Nos.: 333-[●] and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on June 5, 2019 for filing the above-referenced registration statement (the “Registration Statement”) for the m+ Buffered Fund, Alaia Market Linked Trust, Series 1-6 (the “Trust”), a series of the Alaia Trust.

The Trust is similar to Alaia Market Linked Trust, Series 1-5 (Registration No. 333-231414), which was filed on May 13, 2019. As in Series 1-5, Series 1-6 will invest in a portfolio of exchange-traded options and cash and/or cash equivalents. Series 1-6 will seek to deliver the SPDR® S&P 500® ETF Trust’s price appreciation, uncapped, and to insulate against a specified range of its price declines.

Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz Steve Houston Vincent Iannuzzi Donna Fiorini Anna T. Pinedo Hanwen Zhang